July 1, 2005	Tel: +1 312 861 8676 christopher.m.bartoli@bakernet.com

Matthew Dowling Staff Accountant Division of Corporation Finance United States Securities and Exchange Commission 450 Fifth Street, N. W. Washington, D.C. 20549

RE:	Miva, Inc. Form 10-K/A for the Year Ended December 31, 2004 Filed May 2, 2005 File No. 000-34028

Dear Mr. Dowling:

We represent Miva, Inc. (formerly known as Findwhat.com, Inc., the “Company”) in connection with the Company’s filing of its Annual Report on Form 10-K/A for the fiscal year ended December 31, 2004. We are in receipt of your letter dated June 17, 2005, which has been forwarded to us by the Company.

This letter will confirm the voicemail messages I left with you on June 30 and July 1, 2005 indicating that the Company is currently preparing a response to your June 17 letter and expects to provide a response to your letter by no later than Friday, July 8, 2005.

If you have any questions, please call me at (312) 861-8676.

Very truly yours,

Christopher M. Bartoli

cc: Gerald W. Hepp
Kenneth S. Cragun
John B. Pisaris